NYSE MKT LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

April 29, 2013

NYSE MKT LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Gasco Energy, Inc.

Common Stock, $0.0001 Par Value

Commission File Number – 001-32369

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory, or (ii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with:

(a)

Section 1003(a)(iv) of the NYSE MKT Company Guide (the “Company Guide”) which states that the Exchange will normally consider suspending dealings in, or removing from the list, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

(b)

Section 1003(f)(v) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, a company’s common stock that sells for a substantial period of time at a low price per share, if the company shall fail to effect a reverse split of such shares within a reasonable time after being notified that the Exchange deems such action to be appropriate.

2.

The Common Stock (“Common Stock”) of Gasco Energy, Inc. (the “Company” or “GSX”) does not qualify for continued listing for the following reasons.

(a)

In its Form 10-K for the period ended December 31, 2012 (the “Form 10-K”), the Company reported a 52% decrease in revenue from $18.3 million in 2011 to $8.9 million in 2012 and a 304% increase in net losses from $7.3 million in 2011 to $22.2 million in 2012.

(b)

In the Form 10-K, the Company reported a cash balance of $2.9 million at December 31, 2012, cash used in operating activities of $3.7 million for the year ended December 31, 2012 and cash used in operating activities of $1.4 million for the quarter ended December 31, 2012.

(c)

The Company disclosed in the Form 10-K that it anticipated its cash on hand and cash flows from operations would only be sufficient to fund cash requirements for working capital, including debt payment obligations, through the second quarter of 2013.  It also disclosed that its drilling plans would need to be adjusted or completely terminated if it did not have adequate cash flow to fund its projects.  Additionally, the Company warned that if it failed to generate sufficient operating cash flows, secure additional capital or otherwise restructure or refinance its business before the end of the second quarter of 2013, it would potentially be forced to seek relief under Chapter 11 of the U.S. Bankruptcy Code.

(d)

The Company received an unqualified opinion with a going concern explanatory paragraph from KPMG LLP for the consolidated financial statements that accompanied the Form 10-K.  KPMG LLP stated that the Company had suffered recurring losses and negative cash flows from operations that raised substantial doubt about its ability to continue as a going concern.

(e)

On April 8, 2013, the Company filed a Form 8-K and issued a press release announcing that it elected not to make a $1.2 million semi-annual interest payment that was due on April 5, 2013 on its outstanding 5.50% Convertible Senior Notes due 2015 (the “2015 Notes”).  Failure to make the interest payment by May 6, 2013 would result in a default under the indenture governing the 2015 Notes, which would permit the holders of the 2015 Notes to accelerate repayment of the 2015 Notes.

(f)

To date, the Company has not effected a reverse split of its Common Stock.  The price of the Company’s Common Stock has continued to decline to close at only $0.02 per share on April 25, 2013.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On December 6, 2011, the Company was sent a warning letter due to the fact that its Common Stock had been trading at a low price per share for a significant period of time.1  As a result of the Company’s Common Stock continuing to trade at a low price per share, on December 6, 2012, the Company was sent a deficiency letter for noncompliance with Section 1003(f)(v) of the Company Guide.2  The deficiency letter stated that the Company’s continued listing depended upon the Company effecting a reverse stock split by June 6, 2013.

(b)

On January 11, 2013, the Company was notified by the Exchange that following a review of its Form 10-Q for the period ended September 30, 2012, it was not in compliance with Section 1003(a)(iv) of the Company Guide in that it was financially impaired.  In accordance with Section 1009 of the Company Guide, the Company was offered the opportunity to submit a plan of compliance (the “Plan”) by February 10, 2013, advising the Exchange of actions that it had taken, or would take, to regain compliance with Section 1003(a)(iv) by June 30, 2013 (the “Plan Period”).

(c)

The Company submitted its Plan on February 11, 2013, taking into account a one day extension granted by the Exchange.

(d)

After a careful review of the Plan and publicly available information, staff of NYSE Regulation, Inc. (“Staff”), on behalf of the Exchange, determined that the Company had not made a reasonable demonstration in the Plan of its ability to regain compliance with Section 1003(a)(iv) of the Company Guide by the end of the Plan Period and that it was therefore appropriate to initiate delisting proceedings at that time (the “Staff Determination”).

(e)

On March 27, 2013, Staff notified the Company of its determination and informed the Company about its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to appeal the Staff Determination by requesting an oral hearing or a hearing based on a written submission before a Listing Qualifications Panel (a “Panel”) within seven days of the Staff Determination, or by April 3, 2013.

(f)

The Company notified the Exchange on April 2, 2013 that it requested an oral hearing before a Panel to review the Staff Determination.  The NYSE Euronext Office of General Counsel accepted the Company’s request and advised the Company and Staff that a hearing before a Panel was scheduled for May 21, 2013.

(g)

On April 23, 2013, the Company notified the Exchange that it had decided not to pursue the appeal of the Staff Determination.  The Company filed a Form 8-K on April 24, 2013 disclosing its decision not to proceed with an appeal of the Staff Determination.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on http://usequities.nyx.com/mkt-equities-regulation/listed-company-compliance/form-25-filings.  Further, a copy of this application has been forwarded to Mr. W. King Grant, President and Chief Executive Officer of Gasco Energy, Inc.

Janice O’Neill

Senior Vice President

Corporate Compliance

NYSE MKT LLC

Footnotes

1 The Company’s Common Stock closed at $0.17 per share on December 5, 2011.

2 The Company’s Common Stock closed at $0.11 per share on December 5, 2012.